

November 28, 2012

Via E-Mail
Mr. Peter M. McCormick
President and Chief Executive Officer
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI 53051

>   **Re: Magnetek, Inc.**
>   **Form 10-K for the Transition Period ended January 1, 2012**
>   **Filed March 15, 2012**
>   **File No. 1-10233**

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Transition Period ended January 1, 2012

Item 8. Financial Statements and Supplementary Data

Note 13. Employee Benefit Plans, page 51

1.   Please tell us your accounting policies related to your employee benefit plan including the following:

- Method of amortizing actuarial gains and losses into income and, if applicable, the use of a corridor approach and the method of calculating the corridor. Refer to ASC 715-30-35-18 to 25 and ASC 715-30-35-24 and 25.

- Method of calculating the expected return on plan assets using either a calculated value or a fair value and, if calculated value, the method of determining the calculated value. Refer to ASC 715-30-35-51.

2. We note the disclosure regarding how the company determines the expected return on plan assets in the last paragraph on page 52. Please tell us how your rate considered targeted allocations of pension assets and historical data as well as anticipated economic and market conditions. In your response, expand upon the general approach used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined. Relate the description to the classes of assets shown in your table on page 54. Refer to ASC 715-20-50-1(d)(5)(iii).

3. Please reconcile the expected return on plan assets for fiscal year 2010 of 8.5% with the disclosure on page 23 of 9% (see fourth paragraph on that page).

4. We note the disclosures on page 54. Please tell us how you considered the disclosure requirements of ASC 715-20-50-1(d)(1), (3) and (5)(i), (ii) and (iv)(3).

Signatures, page 63

5. It appears that the registrant did not sign the filing, as required. Please amend to include the signature of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202) 551-3625 or Geoff Kruczek, Legal Reviewer, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc (e-mail):   Marty J. Schwenner
                Chief Financial Officer